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Confidential

Presentation to:

THE BOARD OF DIRECTORS OF WESTFIELD AMERICA, INC.

Regarding:

PROJECT RACECAR

February 14, 2001

LEHMAN BROTHERS

Executive Summary

•
On February 12, 2001, Westfield America Trust ("WAT") submitted a verbal, contingent (see below) tender offer (the "Offer") to acquire all outstanding shares of common stock of Westfield America, Inc. ("WEA" or the "Company") other than stock owned by WAT, Westfield Holdings Limited, Westfield American Investments Pty. Limited, Westfield America Management Limited and Westfield Corporation, Inc. (the "Other Affiliates") for a purchase price of $15.75 to $16.00 per share in cash.

•
The Offer was contingent on the following:

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WAT share price of A$1.55 or greater (WAT shares closed at A$1.55 on 2/13/01);

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Exchange rate of $0.54 or greater (exchange rate as of 2/13/01 is $0.53);

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Underwritten offering by Merrill Lynch and UBS Warburg; and

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Executed Merger Agreement.

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On February 13, Lehman Brothers met with Merrill Lynch, WAT's financial advisor, to discuss the Offer.

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At the start of the meeting, Merrill Lynch clarified that WAT's offer was now at the top of the range or $16.00 per share.

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Lehman Brothers made a counter offer on behalf of the Special Committee at $16.50 per share.

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We proceeded to discuss the transaction and negotiate with Merrill Lynch for a couple of hours. As we left the meeting Merrill Lynch increased the Offer to $16.15 per share.

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On the morning of February 14, Merrill Lynch made a final offer on behalf of WAT of $16.25 per share.

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We responded that we would consider the proposal and discuss it with the Special Committee and the Board of Directors in meetings later today.

LEHMAN BROTHERS

Executive Summary

•
Lehman Brothers has been requested by the Special Committee of the Board of Directors of WEA to render an opinion (the "Opinion") as to the fairness from a financial point of view, of the Offer to the common stockholders.

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Lehman Brothers was not authorized to solicit, and Lehman Brothers did not solicit, any indications of interest from any third party with respect to the purchase of the Company or any of its properties.

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In order to be able to render such Opinion, Lehman Brothers has completed significant due diligence which included the following:

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Meetings with the Company's management in which we discussed the Company's portfolio, strategy, growth plans, financial condition and capital plan;

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Analysis of the Company's historical financial results and future projections;

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Review of the Company's properties including site visits to over half of the Company's 39 malls;

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Review of the Company's liabilities; and

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Comparison of the Company with other comparable companies in the regional mall industry.

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If the Special Committee is prepared to accept the Offer and recommend it to the Board, Lehman Brothers is prepared to issue the Opinion to the Special Committee.

LEHMAN BROTHERS

Executive Summary

•
Lehman Brothers utilized the following valuation methodologies in evaluating the Offer:

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Stock Trading Analysis;

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Comparable Company Analysis;

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Comparable Transaction Analysis;

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Net Asset Value Analysis;

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Dividend Discount Model;

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Analysis of third-party research reports; and

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Analysis of the consideration being offered to Security Capital.

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Lehman Brothers also considered various qualitative factors in applying these methodologies:

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Projected growth of WEA's future FFO;

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WEA's corporate structure, specifically regarding its third party management, development and advisory fee contracts;

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The current retail environment and potential impact of recent retail bankruptcies including Montgomery Wards; and

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Current control of WAT due to its majority ownership of WEA.

LEHMAN BROTHERS

Executive Summary

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The transaction consideration of $16.25 per share equates to $267.8 million of total consideration and implies a total enterprise value of approximately $4.7 billion.

Company Capitalization Table(1)

($ millions)
Secured Debt	$1,796.3
Other Debt	684.1
JV Debt	414.0
Total Debt	$2,894.4		Conversion Price
Series C Preferred (Liquidation Value)	$125.0		$18.00
Series D Preferred (Liquidation Value)	150.0		$18.00
Series E Preferred (Liquidation Value)	86.0		$18.00
Series F Preferred (Liquidation Value)	52.5		$19.42
Total Preferred (Liquidation value)	$413.5
Tender Price	$16.25
Shares, Units or Equivalents	87	(2)
Total Equity	$1,410.6
Total Enterprise Value	$4,718.5
(1)
Represents the capitalization of the Operating Partnership of which WEA is the GP.

(2)
Includes the assumed conversion of the Series A and B preferred stock which are convertible at $16.01 and $15.00 per share, respectively.

LEHMAN BROTHERS

Executive Summary

•
The chart below outlines the comparison of WEA with its comparable companies:

Regional Mall REITs Comparable Analysis

				Market Capitalization
	Regional Mall REITs	Price 02/09/01	Dividend Yield	Net Debt(1)	Preferred Stock	Equity Value	Firm Value(2)	Net Debt/ Firm Value	EBITDA/ Firm Value	2001(E) FFO Multiple(3)		2002 (E) FFO Multiple(3)
($ in millions, except pershare data)
CBL(4)	CBL & Associates	$27.44	7.4%	$1,433	$72	$1,012	$2,517	56.9%	9.4%	7.0	x	6.4	x
GGP	General Growth Properties	$34.00	6.2%	4,389	0	2,449	6,839	64.2%	9.5%	6.8	x	6.1	x
JPR	JP Realty Inc.	$18.50	10.7%	451	116	374	941	47.9%	9.9%	6.7	x	6.2	x
MAC	The Macerich Company	$20.51	10.3%	2,225	250	925	3,401	65.4%	8.7%	6.9	x	6.4	x
RSE	The Rouse Company	$26.12	5.1%	3,747	349	1,822	5,919	63.3%	8.7%	7.2	x	6.6	x
SPG	Simon Property Group Inc.	$25.88	7.8%	10,769	1,059	6,132	17,960	60.0%	9.1%	7.3	x	6.7	x
TCO	Taubman Centers Inc.	$11.46	8.7%	1,567	300	975	2,842	55.1%	7.4%	8.2	x	7.2	x
	Average		8.0%					59.0%	9.0%	7.1	x	6.5	x
WEA(5)	Westfield America Inc.	$14.17	10.4%	2,850	413	1,230	4,538	62.8%	8.3%	7.4	x	7.1	x
	Variance		29.9%					6.5%	-7.4%	3.3%		8.5%
WEA(6)	Westfield America Inc.	$16.25	9.1%	2,850	413	1,411	4,719	60.4%	8.0%	8.5	x	8.1	x
	Variance		13.3%					2.4%	-10.9%	18.4%		24.5%

    Source: SNL REIT Database. 1999 10-K and 2000 3Q 10Q, unless otherwise noted.

(1)
Net Debt = Consolidated debt (including JV Debt) - cash.

(2)
Firm Value = Equity Value + Preferred Stock + Net Debt.

(3)
FFO estimates are based on First Call Consensus Estimates.

(4)
Does not include Merger with Jacobs.

(5)
Closing Price as of 02/13/01.

(6)
Tender Price of $16.25.

LEHMAN BROTHERS

Executive Summary

    Net Asset Value

($ millions)	Downside Valuation	Base Valuation	Upside Valuation
2001 Portfolio NOI(1)	$423.6	$423.6	$423.6
Cap Rates (weighted average)	9.1%	8.8%	8.6%

Operating Real Estate Assets	$4,668	$4,801	$4,943
Non-Operating Assets (2)	108	114	120

Real Estate Assets	$4,776	$4,915	$5,062
Net Current Assets	(31)	(31)	(31)
Cash	44	44	44

Total Assets	$4,789	$4,928	$5,075
Unsecured Debt	$(684)	$(684)	$(684)
Secured Debt	(1,796)	(1,796)	(1,796)
Joint Venture Debt	(414)	(414)	(414)
Preferred Stock (Liquidation Value)	(413)	(413)	(413)
Other Liabilities(3)	(49)	(49)	(49)

Net Asset Value Before Liquidation Costs	$1,432	$1,571	$1,718
Costs of Liquidation(4)	(100)	(100)	(100)

Net Asset Value	$1,332	$1,471	$1,618
Common Shares Outstanding	87	87	87

NAV Per Share	$15.34	$16.94	$18.63
(1)
Based on Company 2001 projections reduced by an estimate of normalized, recurring capex.

(2)
For certain assets that are scheduled for redevelopment, appraised value is a more appropriate measure of value.

(3)
WAT Subscription Agreement liability and unrealized loss on hedge instruments as of December 31, 2000.

(4)
Estimated costs of liquidation.

LEHMAN BROTHERS

Executive Summary

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The Offer represents a 14.7% premium to WEA's recent closing price on February 13, 2001 of $14.17 per share.

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As shown on the chart above, the Offer falls within the range of Lehman Brothers' Dividend Discount Model and Net Asset Value Analysis as well as the target prices published by third party research analysts that follow the Company.

LEHMAN BROTHERS

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Regional Mall REITs Comparable Analysis